UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Purchase of Bitcoin Mining Machines

On February 2, 2023, SAI.TECH Global Corporation (the “Company”), through its indirect wholly owned subsidiary, Sustainable Available Innovative Limited, a British Virgin Islands company, entered into a purchase order with Cloud Ridge Technology Limited (the “Purchase Order”) to purchase 420 Whatsminer M30s++ bitcoin mining machines for $633,360, or approximately $14.50 per terahash for self-mining utility. The Company expects to take possession of all mining machines during the first week of February.

The foregoing description of the material terms of the Purchase Order does not purport to be complete and is qualified in its entirety by reference to such Purchase Order, which is filed as an exhibit to this Report on Form 6-K and incorporated herein by reference.

Exhibit Number	Description

10.1	Purchase Order with Cloud Ridge Technology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 7, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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